Exhibit 99.1

For Immediate Release

TFI International to Host Conference Call to Discuss Third Quarter 2020 Results

Montreal, Quebec, October 1, 2020 - TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced that it will issue its financial results for the third quarter ended September 30, 2020 via news release on Thursday, October 22, 2020 after market close.

The Company will host a conference call for the investment community with Alain Bédard, Chairman, President and Chief Executive Officer, on Friday, October 23, 2020 at 8:30 a.m. Eastern Time, to discuss results. Business media are also invited to listen to the call. Please dial in 10 minutes prior to the start of the call.

Details of conference call:

  Date: Friday, October 23, 2020

  Time: 8:30 a.m. Eastern Time

  Call-in number: 877-223-4471

A recording of the call will be available until midnight, November 6, 2020, by dialing 800-585-8367 or 416-621-4642 and entering passcode 5794241.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

  Package and Courier;

  Less-Than-Truckload;

  Truckload;

  Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under the symbol TFII. For more information, visit www.tfiintl.com.

For further information:
Alain Bédard
Chairman, President and CEO
TFI International Inc.
647-729-4079
abedard@tfiintl.com